Exhibit 3

ROBOGROUP T.E.K. LTD.

Please date, sign and mail or fax your proxy card to:

Corporate Secretary

13 Hamelacha Street,

Rosh Ha’Ayin,

Israel

Fax No: +972-3 903-0994

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED WITH RESPECT TO A PROPOSAL HEREIN, THIS PROXY WILL BE VOTED “FOR” SUCH PROPOSAL FOR WHICH THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”.
Please mark your vote as in this example ☒			FOR	AGAINST	ABSTAIN
	1.	TO APPROVE the re-elections of Rafael Aravot, Noam Kra-Oz, Haim Schleifer, Gideon Missulawin, Menachem Zenziper, Arie Kraus and Alex Tal to serve as directors of the Company for the coming year until the next annual meeting of the Company's shareholders.	☐	☐	☐
	2.	TO RATIFY AND APPROVE the appointment of Chaikin, Cohen, Rubin & Gilboa as the independent public accountants of the Company until the next annual meeting of the Company's shareholders and the authorization of the audit committee to fix their remuneration	☐	☐	☐
3	TO APPROVE, a resolution submitted by a
shareholder for the appointment of an
external examiner, at the expense of the
Company, to investigate allegations
relating to certain financial dealings by
a number of the Company's directors over
		the last 10 years.	☐	☐	☐
Name: ______________ number of shares: __________________
Signature:___________________________ Date:_________
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer. Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

ROBOGROUP T.E.K. LTD.
For the Annual General Meeting of Shareholders To Be Held On Thursday September 22, 2005
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of RoboGroup T.E.K. Ltd. (“RoboGroup” or the “Company”) hereby appoints each of Rafael Aravot and Vicky Zamir-Sharon the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of the shareholders of the Company which will be held at the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach, Israel, on Thursday September 22, 2005, at 10 a.m. (local time), and all adjournments and postponements thereof.
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	SEE REVERSE SIDE